UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Commission File No. 001-33299

MELLANOX TECHNOLOGIES, LTD.

(Exact Name of Registrant as Specified in Its Charter)

ISRAEL	98-0233400
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

26 HAKIDMA STREET, BEIT MELLANOX, YOKNEAM, ISRAEL	2069200
(Address of Principal Executive Offices)	(Zip Code)

Name and Telephone Number, Including Area Code of the Person to Contact in Connection with this Report: Jacob
Shulman, +408-970-3400

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act for the reporting period from January 1 to December 31, 2014.

MELLANOX TECHNOLOGIES, LTD.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Mellanox Technologies, Ltd.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at http://ir.mellanox.com/sec.cfm.

Item 1.02 Exhibit

Reference is made to Section 2, Item 2.01 of this Report.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 29, 2015	Mellanox Technologies, Ltd.

/s/ Jacob Shulman
Jacob Shulman
Chief Financial Officer